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                       SECURlTIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                               (Amendment No. 1 )*

                              Menlo Acquisition Corporation
-------------------------------------------------------------------------------

                                  Common Stock
-------------------------------------------------------------------------------
                                  586818

 -----------------------------------------------------------------------------
                                 (CUSIP Number)
Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054,
                            (973) 560-1400, Ext.108

-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)
                               December 6, 1999
----------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (I) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l; and (2) has hled no amendment subsequent thereto reporting beneficial ownership of hve percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subjcct to all other provisions of the Act (however, see the Notes).

CUSIP NO. 344158100
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Rosebud Holding, LLC. 22-3498371
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) /X/
                                   (b) / /
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
 OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                         / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
New Jersey
--------------------------------------------------------------------------------

                           7  SOLE VOTING POWER
NUMBER OF                          4,191,000
                  --------------------------------------------------------------
SHARES

BENFICIALLY                8  SHARED VOTING POWER

                  --------------------------------------------------------------
OWNED BY
                           9 SOLE DISPOSITIVE POWER
                                  4,191,000
                  --------------------------------------------------------------
WITH                       10 SHARED DISPOSITIVE POWER

                  --------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
                  --------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                 4,191,000                            / /
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  79.62
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON* CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION
                                  SCHEDULE 13D

USIP NO. 344158100
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Richard Greenberg  SS####-##-####
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) /X/
                                   (b) / /
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
 OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                         / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.
--------------------------------------------------------------------------------

                           7  SOLE VOTING POWER
NUMBER OF
                  --------------------------------------------------------------
SHARES

BENFICIALLY                8  SHARED VOTING POWER
                                  4,346,000
                  --------------------------------------------------------------
OWNED BY
                           9 SOLE DISPOSITIVE POWER


WITH                       10 SHARED DISPOSITIVE POWER
                                  4,346,000
                  --------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
                  --------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                  4,346,000                             / /
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  82.57
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON* IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION
                                  SCHEDULE 13D

The statement on Schedule 13D which was filed on January 29, 1999, on behalf of Rosebud Holding, LLC ("Rosebud"), Richard Greenberg ("RG") and George Greenberg ("GG"),(collectively, the "Reporting Persons"), with respect to the Reporting Persons beneficial ownership of shares of Common stock, $.0001 par value (the "Shares"), of Menlo Acquisition Corporation ("Menlo"), a Delaware Corporation (the "Issuer"), is hereby amended as set forth below. Such statement on Schedule 13D is hereinafter referred to as the "Schedule 13D". Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

4. Purpose of the Transaction

On December 6, 1999 Rosebud Holding, LLC transferred 300,000 shares to In-Situ Oxidative Technologies, Inc., pursuant to the terms and conditions of an Agreement by and between Menlo Acquisition Corporation, In-Situ-Oxidative Technologies, Inc., Michael Mandelbaum, Richard Greenberg and Rosebud Holding, LLC, which Agreement is incorporated herein in its entirety as Exhibit A.

In addition to the shares owned directly by Mr. Greenberg and his beneficial interest in 99% of the Menlo Acquisition Corporation shares owned by Rosebud Holding, LLC., Mr. Greenberg also has a beneficial interest in 50% of the Menlo Acquisition Corporation shares owned by In-Situ Oxidative Technologies, Inc.

Menlo has the option to purchase from Richard Greenberg up to his entire interest in Isotec as provided by Section 3 of the Agreement which is attached herein as Exhibit A and incorporated herein by reference. As of November 19, 1999, Menlo has loaned Isotec $80,000 and therefore has the right to exercise options for 40% of Mr. Greenberg's interest in Isotec.

In addition this amendment to Schedule 13D is filed to correct the original disclosure contained in the original Schedule 13D filed on January 29, 1998 that stated that George Greenberg is a Trustee of the Greenberg Family Trust. Mr. Greenberg is not a Trustee of the Trust. Elaine Greenberg is the sole Trustee of the Trust. Elaine and George are Richard Greenberg's parents.

7.       Material to be filed as Exhibits

                  Exhibit A                 Agreement

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            Rosebud Holding, LLC.

                                             ss/George Greenberg
                                            -----------------------------------
                  Date:December 6, 1999     George Greenberg, Manager

Exhibit A


                                    AGREEMENT


                         THIS  AGREEMENT is dated as of October 26, 1999, by and
                    among MENLO ACQUISITION CORPORATION, a Delaware corporation, having an address for the purposes hereof at 100 Misty Lane, Parsippany, New Jersey 07054 ("Menlo"); IN-SITU OXIDATIVE TECHNOLOGIES, INC., a Delaware corporation, having an address for the purposes hereof at 51A Everett Drive, Lawrenceville, New Jersey 08648 ("ISOTEC"); MICHAEL
                    MANDELBAUM, an individual, having an address for the purposes hereof at 80 Main Street, West Orange, New Jersey 07052 ("Michael"); RICHARD GREENBERG, an individual, having an address for the purposes hereof at 100 Misty Lane,
                    Parsippany, New Jersey 07054 ("Richard"); and ROSEBUD HOLDING, L.L.C., a New Jersey limited liability company, having an address for the purposes hereof at 100 Misty Lane, Parsippany, New Jersey 07054 ("Rosebud").
                              W I T N E S S E T H:
 Recitals:
                         A.   ISOTEC   is  in  the   business   of   remediating
                    contaminated properties using a proprietary in-situ treatment program. ISOTEC has a negative net worth in excess of $1 million, has experienced operating losses. Exclusive of previous loans from Michael, ISOTEC has generated significant negative cash flows. ISOTEC requires additional working capital.
                         B. Michael and Richard each own fifty (50%)  percent of
                    the issued and outstanding  shares of capital of ISOTEC.
                         C. Michael and Rosebud are willing to provide  loans to
                    ISOTEC on the terms and conditions set forth herein.
                         E. In  consideration  of the option  for ISOTEC  shares
                    being granted to it by Richard, Menlo is willing to provide loans to ISOTEC on the terms and conditions set forth herein.
                         NOW,  THEREFORE,  in  consideration  of  the  foregoing
                    recitals and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed as follows:
                    1.  Concurrent  Actions:   Concurrently  herewith,  the
                    following actions are being taken:
                         1.1  Michael  is  loaning   ISOTEC  Two  Hundred  Three
                    Thousand ($203,000) Dollars.
                         1.2 ISOTEC is  executing  and  delivering  to Michael a
                    demand promissory note in the form of Exhibit A annexed hereto in the principal amount of Five Hundred Thirteen Thousand ($513,000) Dollars, to evidence such loan and certain other loans to ISOTEC previously made by Michael.
                         1.3 Rosebud is loaning  ISOTEC Three  Hundred  Thousand
                    ($300,000) Dollars. This loan is being effected by Rosebud's transferring three hundred thousand (300,000) shares of capital of Menlo (the "Rosebud Shares") to ISOTEC. The parties agree that the Rosebud Shares have a fair market value of $1.00 per share.
                         1.4 ISOTEC is  executing  and  delivering  to Richard a
                    demand promissory note in the form of Exhibit A annexed hereto in the principal amount of Forty-eight Thousand ($48,000) Dollars, to evidence certain other loans to ISOTEC previously made by Richard.
                         1.5  ISOTEC  is  repaying  a loan in the  amount of One
                    Hundred Ninety-five Thousand ($195,000) Dollars to Environmental Waste Management Associates, L.L.C., a wholly-owned subsidiary of Menlo.
                    2. Loans to ISOTEC.
                         2.1 If ISOTEC  desires  to borrow  funds from Menlo and
                    Michael, it shall give each of them a written irrevocable notice (a "Loan Notice") signed by its president, setting forth the amount it reasonably requires for working capital and it wishes to borrow.
                         2.2 Within ten (10)  business  days after the giving of
                    the Loan Notice, Menlo and Michael shall each provide ISOTEC with one-half (1/2) the loan amount requested in the Loan Notice.
                         a. Such moneys shall be provided by wired funds or good
                         check.
                         b. With each Loan  Notice,  ISOTEC  shall  execute  and
                    deliver  to each of Menlo and  Michael  a demand  promissory note in the form of Exhibit A annexed hereto for one-half (1/2) the loan amount requested in the Loan Notice.
                         2.3 The loans to be made to ISOTEC by Menlo and Michael
                    under this Section 2 (the "WC Loans") shall be subject to the following restrictions:
                         a. No Loan Notice shall be effective unless it is given
                    prior to December 31, 2000.
                         b. The  aggregate  WC Loans  made by Menlo and  Michael
                    under this Section 2 shall not exceed the principal sum of Five Hundred Thousand ($500,000) Dollars (i.e., $250,000 loaned by each of Menlo and Michael). Any moneys that are repaid to Menlo or Michael shall not be available for reborrowing.
                         c. It is the  intention of the parties  hereto that the
                    WC Loans to ISOTEC by Menlo and Michael shall at all times be equal in amount. Towards that end, neither Menlo nor Michael shall demand or accept repayment of any WC Loan unless and until the other of them is repaid an equal amount on account of its or his WC Loans.
                    3. Grant of Options.
                         3.1 As an  inducement  for  Menlo to make the WC Loans,
                    Richard hereby agrees that for each Fifty Thousand ($50,000) Dollars or part thereof of WC Loans that Menlo makes to ISOTEC, Richard shall grant Menlo an option to buy twenty (20%) percent of his interest in ISOTEC, equaling ten (10%) percent of the issued and outstanding shares of capital of ISOTEC.
                         a. By way of  example,  if Menlo  makes WC Loans in the
                    aggregate amount of Five Thousand ($5,000) Dollars, Richard shall grant Menlo an option to buy twenty (20%) percent of his interest in ISOTECH.
                         b. By way of a further example, if Menlo makes WC Loans
                    to ISOTEC in the aggregate amount of One Hundred Thousand ($100,000) Dollars, Richard shall grant Menlo an option or options to buy forty (40%) percent of his interest in ISOTEC.
                         3.2 The exercise price for each twenty (20%) percent of
                    Richard's interest in ISOTEC shall be One Thousand ($1,000) Dollars.
                         3.3 The  options  granted  pursuant  to this  Section 3
                    shall be in the form of Exhibit B annexed hereto, and shall be delivered by Richard to Menlo concurrently with the making of the WC Loan giving rise thereto.
                         3.4  Concurrently  herewith,  Richard is  delivering to
                    Dunetz, Marcus, Brody & Weinstein, L.L.C. (the "Escrowee") certificates evidencing the shares of capital of ISOTEC he owns, accompanied by stock assignments endorsed in blank, to be held in escrow under the terms of this Agreement
                         3.5 Exercise of Options.  Each option granted  pursuant
                    to this Section 3 may be exercised by Menlo by notice in writing to the Escrowee and Richard given on or before June 30, 2001, and by deposit with the Escrowee of the exercise price of such option. Within ten (10) business days after the exercise of an option, the Escrowee shall cause ISOTEC to transfer the shares of capital subject to the option to be transferred to Menlo, and shall deliver to Richard the option price deposited by Menlo in payment therefor.
                         3.6 Dividends; Voting. Richard shall be entitled to all
                    cash dividends declared upon the shares held by the Escrowee between the date hereof and the dates an option is exercised. All stock dividends on the option shares declared between the date hereof and the date an option is exercised shall attach to the respective stock and shall be considered part thereof. Richard shall retain the right to vote all of the option shares.
                         3.7 Escrowee.
                         a. The  Escrowee  shall  not be under  any duty to deal
                    with the  property  held by it  hereunder  with any  greater degree of care than it uses when dealing with its own similar property.
                         b. The  Escrowee  may act in  reliance  upon any hereof
                    instrument or signature believed by it to be genuine, and may assume that any person purporting to give any notice or receipt of advice or to make any statement in connection with the provisions has been duly authorized to do so.
                         c. The  Escrowee  may act  relative  hereto in reliance
                    upon advice of counsel in reference to any matter connected herewith, and shall not be liable for any mistake of fact or error of judgment, or for any acts or omissions of any kind, unless caused by its willful misconduct.
                         d. In the event that the Escrowee shall be uncertain as
                    to its duties or rights hereunder or shall receive one or more instructions, claims or demands from any of the parties hereto or from third persons with respect to the property held hereunder which, in its opinion, are in conflict with any other instructions it has received or any provision of this Agreement, it may refrain from taking any action other than to use reasonable care to keep safe-ly said property until it shall be directed otherwise in writing by the other parties hereto and such third persons, if any, or by a final order or judgment of a court of competent jurisdiction; or, al ternatively, the Escrowee may resign and deliver the property to any party reasonably deemed appropriate by the Escrowee, upon which all obligations of the Escrowee hereunder shall cease and terminate.
                         e. The  Escrowee  may at any time resign  hereunder  by
                    giving at least ten (10) days' prior written notice thereof to the other parties hereto. Upon the effective date of such resignation, all property then held by the Escrowee hereunder shall be delivered to a joint designee of Richard and Menlo. Upon making such delivery, all obliga-tions of the Escrowee hereunder shall cease and terminate. If no such person shall have been designated by the date validly set hereunder for the Escrowee's resignation, all obligations of the Escrowee hereunder shall, nevertheless, cease and terminate. Its sole responsibility thereafter shall be to keep safely all property then held by it and to deliver the same to a person designated by both other parties hereto or in accordance with the directions of a final order or judgment of a court of competent jurisdiction.
                         f.  Notwithstanding  any other  provisions  herein,  no
                    notice, demand, request or other communication to the Escrowee in connection herewith shall be binding on the
                    Escrowee unless it is in writing, refers specifically to this Agreement, is addressed to the Escrowee at 354 Eisenhower Parkway, Livingston, New Jersey 07039, Attention:
                    Ira B Marcus, Esq. or such other address as the Escrowee may, at any time or from time to time, designate, and is actually received by the Escrowee at that address.
                         g. The  Escrowee  is  acting  as a  stakeholder  at the
                    request of the other parties hereto, and may continue to act as counsel to Menlo notwithstanding any dispute among the parties hereto.
                         h. This Agreement sets forth  exclusively the duties of
                    the Escrowee with re-spect to any and all matters pertinent hereto. Except as other-wise expressly provided herein, the Escrowee shall not refer to, and shall not be bound by, the provisions of any other agreement.
                         3.8 Representation of Richard.  Richard hereby warrants
                    and represents to Menlo, knowing and intending that it is relying hereon, that:
                         a. He is the sole  owner,  and has the lawful  right to
                    sell and transfer the 1,000 shares of ISOTEC common stock, and that these shares of capital are now, and shall be at all times during the option period, free of all encumbrances.
                         b. He shall  forthwith on  notification  and at his own
                    expense, discharge and satisfy all encumbrances against the option stock arising during the option period, and shall pay to the Escrowee the cost of any and all transfer or other taxes which may be required by law at the time an option is exercised.
                         c. If Menlo exercises an option,  it shall receive good
                    and marketable title to encumbrances and rights the option stock, free of all of others.
                    4. Matters Regarding Rosebud
                    Shares.
                         4.1 Rosebud  hereby  warrants and represents to ISOTEC,
                         knowing and intending that it is relying hereon,  that:
                         a. Rosebud was the sole owner, and had the lawful right
                    to transfer the Rosebud Shares to ISOTEC. The transfer of the Rosebud Shares to ISOTEC was duly authorized by all requisite action, and did not contravene the organizational documents of Rosebud.
                         b. ISOTEC  received  good and  marketable  title to the
                    Rosebud  Shares,  free of all  encumbrances  and  rights  of others.
                         4.2 ISOTEC hereby  warrants and  represents to Rosebud,
                    knowing and intending that it is relying hereon, that:
                         a.   ISOTEC  has   relied   solely   upon   independent
                    investigations made by ISOTEC or representatives of ISOTEC regarding the value of the Rosebud Shares, and has not relied on any oral or written representations which have been made to ISOTEC or its representatives.
                         b. The Rosebud Shares are and will be  characterized as
                    "restricted securities" under the Securities Act of 1933, as amended (the "Act"), because they were acquired from Menlo in a transaction not involving a public offering. Under the Act, the Rosebud Shares may be sold without registration only in limited circumstances. ISOTEC understands that sales of the Rosebud Shares may be subject to federal and/or state restrictions.
                         c. The certificate  issued to ISOTEC  representing  the
                    Rosebud Shares shall, until such time as the same is no longer required by the Act and the rules and regulations thereunder, contain a legend substantially in the form set forth below:
                                                   THE  SECURITIES   REPRESENTED
                                                   HEREBY    HAVE    NOT    BEEN
                                                   REGISTERED      UNDER     THE
                                                   SECURITIES  ACT OF  1933,  AS
                                                   AMENDED (THE "ACT"), OR UNDER
                                                   THE  SECURITIES  LAWS  OF ANY
                                                   STATES.  THESE SECURITIES ARE
                                                   SUBJECT  TO  RESTRICTIONS  ON
                                                   TRANSFERABILITY   AND  RESALE
                                                   AND MAY NOT BE TRANSFERRED OR
                                                   RESOLD  EXCEPT  AS  PERMITTED
                                                   UNDER   THE   ACT   AND   THE
                                                   APPLICABLE  STATE  SECURITIES
                                                   LAWS,       PURSUANT       TO
                                                   REGISTRATION   OR   EXEMPTION
                                                   THEREFROM.  THE HOLDER OF THE
                                                   SECURITIES REPRESENTED HEREBY
                                                   SHOULD  BE AWARE  THAT IT MAY
                                                   BE   REQUIRED   TO  BEAR  THE
                                                   FINANCIAL   RISKS   OF   THIS
                                                   INVESTMENT  FOR AN INDEFINITE
                                                   PERIOD OF TIME. THE ISSUER OF
                                                   THESE  SECURITIES MAY REQUIRE
                                                   AN OPINION OF COUNSEL IN FORM
                                                   AND SUBSTANCE SATISFACTORY TO
                                                   THE ISSUER TO THE EFFECT THAT
                                                   ANY   PROPOSED   TRANSFER  OR
                                                   RESALE IS IN COMPLIANCE  WITH
                                                   THE ACT AND APPLICABLE  STATE
                                                   SECURITIES LAWS.
               5. Notice.
                  All notices, requests, demands and other communications made in accordance with this Agreement shall be in writing and shall be sent by certified mail, return receipt requested, to the addresses set forth herein or to such other addresses it may be specified by like notice. All notices given pursuant to this
               Section 5 shall be deemed given when mailed.
               6.  Resolution of Disputes.
                    6.1 Any  controversy  arising  hereunder shall be settled by arbitration. Such arbitration shall be governed by the Federal Arbitration Act, 9 USC ss.1-15. A single arbitrator determined pursuant to 9 USC ss.5 shall be empowered to determine each and every issue relating to such controversy or claim including whether the controversy, claim or issue is subject to arbitration.
                    6.2 The  arbitration  shall  take place in  Morristown,  New
               Jersey and shall be governed by the "Rules For Non-Administered Arbitration of Business Disputes" promulgated by the Center for Public Resources, Inc. (N.Y.), when not inconsistent with this Agreement.
                    6.3 Each party shall be entitled to discovery  which must be completed within forty-five (45) days of the date the arbitrator is appointed (unless extended by the arbitrator for good cause). Discovery shall be limited to the inspection and copying of documents within fifteen (15) days after a written request therefor and oral depositions at which reasonable document production may be requested.
                    6.4 The  arbitrator  shall  make  all  decisions  concerning issues submitted in accordance with applicable principles of substantive law. The arbitrator shall file a written determination making the award and stating findings of fact and conclusions of law as to all relevant issues submitted to arbitration. If the arbitrator fails to make his decision in accordance with substantive law, or to properly apply the facts to the law, the arbitrator's award will be deemed to have been procured by "undue means" pursuant to 9 USC ss.10, sub-clause (a) and beyond the arbitrator's power in violation of 9 USC ss.10, sub-clause (d). Any party may apply to a court of competent jurisdiction to have the arbitrator's decision confirmed, reviewed, modified, affirmed or remanded to the arbitrator with directions.
                    6.5 All fees and expenses of the arbitration,  including the fees of the arbitrator and costs of the hearing (including court reporter, hearing room rental, etc.) shall be paid by the non-prevailing party. Should no party be designated by the arbitrator as the "prevailing party" then each of the parties shall pay one-half (1/2) of such fees and expenses. In addition, the arbitrator shall order the non-prevailing party to pay one-half (1/2) of the legal fees and disbursements of the prevailing party. Should no party be designated as the "prevailing party," then each party shall pay its own legal fees and disbursements.
               7. Miscellaneous.
                    7.1 Headings.  The headings  contained in this Agreement are for purposes of convenience only and shall not affect the meaning or interpretation of this Agreement.
                    7.2 Entire  Agreement.  This  Agreement,  together  with the
               Exhibits hereto, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.
                    7.3 Counterparts.  This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall together constitute one and the same instrument.
                    7.4 Governing Law. This  Agreement  shall be governed in all respects, including as to validity, interpretation and effect, by the laws of the State of New Jersey.
                    7.5 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns.
                    7.6 Assignment. This Agreement shall not be assignable by any party hereto without the prior written consent of the other parties hereto.
                    7.7 No Third Party Beneficiaries.  Nothing in this Agreement shall confer any rights upon any person or entity other than the parties hereto and their respective heirs, successors and permitted assigns.
                    7.8 Amendment; Waivers. No amendment, modification or discharge of this Agreement, and no waiver hereunder, shall be valid or binding unless set forth in writing and duly executed by the party against whom enforcement of the amendment, modification, discharge or waiver is sought. Neither the waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder.
                      [remainder of page intentionally left blank]

                    IN WITNESS  WHEREOF,  the parties  have duly  executed  this
               Agreement as of the date first above written.

                                            MENLO ACQUISITION CORPORATION
                                            By:
                                               ss/Frank Russomanno
                                               --------------------------
                                            Name:
                                            Title:CFO


                                            IN-SITU OXIDATIVE TECHOLOGIES, INC.
                                            By:
                                            ss/Richard Greenberg VP
                                            ------------------------------
                                            Name:
                                            Title:

                                            ss/Michael Mandelbaum
                                            ------------------------------
                                            MICHAEL MANDELBAUM, Individually

                                            ss/Richard Greenberg
                                            ------------------------------
                                            RICHARD GREENBERG, Individually


                                            ROSEBUD HOLDING, L.L.C.
                                            By:
                                            ss/George Greenberg
                                            ------------------------------
                                            Name:
                                            Title:


     The undersigned hereby agrees to act as Escrow Agent underthe within Agreement, and acknowledge receipt of a certificate(s) evidencing 1,000 shares of Isotec common stock registered in the name of Richard Greenberg, together with blank stock powers.
                                              DUNETZ, MARCUS, BRODY &
                                               WEINSTEIN, L.L.C.

                                              By: ss/Ira B. Marcus
                                                 -------------------------
                                                  IRA B MARCUS,
                                                  A Member of the Firm

                                     Demand
                           Negotiable Promissory Note
                                   (Unsecured)

DATED:  July 1, 1999                PRINCIPAL AMOUNT:_____________________
         FOR VALUE RECEIVED In-Situ Oxidative Technolgies, Inc., a Delaware corporation with an address for the purpose hereof at 51A Everett Drive, Lawrenceville, New Jersey 08648 and it successors and assigns ("Maker") promises to pay to the order of _______________ with an address for the purpose hereof at _____________________ ("Holder") or at such other place that the Holder may from time to time designate in writing, the principal amount of ____________________($_________________) DOLLARS in lawful money of the United
States, ON DEMAND.

         Interest shall accumulate on the outstanding principal balance of this Note at the rate of six (6%) percent per year commencing with the date hereof. Accumulated interest shall be paid in full monthly beginning on the first monthly anniversary hereof or, ON DEMAND, at the option of the Holder.

         This Note may be prepaid in whole or in part at anytime. If Maker fails to make any required payment of principal and/or interest when due then from and after the due date late payment charges shall accrue on the balance of principal and interest due on the Note at the rate of 1 1/2% per every thirty day period, or part thereof, following this default. On the event that Holder shall place this Note in the hands of an attorney for collection on default, the Holder also shall be entitled to receive from the Maker costs of collection and attorney's fees incurred in connection therewith.

         The Maker waives presentment, demand for payment, protest and notice of dishonor of this Note.

         The waiver by Holder of any one or more breaches or default of any provision of this Note shall not constitute a waiver or estoppel as to any other or subsequent breach or default.

         This Note shall be construed under and governed by the laws of the State of New Jersey.

         IN WITNESS WHEREOF, the Maker has executed and sealed this Note as of the date first above written.

ATTEST:                                     IN-SITU OXIDATIVE
                                             TECHNOLOGIES, INC.


-------------------------                   -----------------------------
              , Secretary                                     , President